May 3, 2019
BY EMAIL

Scott C. Durocher, Esq.
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106

       Re: Lincoln Life Flexible Premium Variable Life Account S Lincoln National Life Insurance Company
              Initial Registration Statement on Form N-6
              Filing Nos: 333-230052


Dear Mr. Durocher:

     The staff has reviewed the above-referenced initial registration statement, which the
Commission received on March 4th, 2019. Based on our review, we have the following comments. Defined terms have the same meaning as those in the registration statement.

1. General Comments

   a. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

   b. Please remove the "Table of Contents" header on pages of the prospectus and the statement of additional information where it is not needed.

2. Charges and Fees

   a. (p. 5) Please confirm to the staff that the Total Annual Fund Operating Expenses table for the Underlying Funds includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more "Acquired Funds"
      calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

   b. (p. 7) Please state that Underlying Fund operating expenses are for the year ended
      December 31, 2018.
 Scott C. Durocher, Esq.
The Lincoln National Life Insurance Company
May 3, 2019
Page 2 of 4

3. Sub-Account Availability and Substitution of Funds

       (p. 18) Please disclose how future payments are allocated for investors taking no action upon notification of a fund liquidation, merger, or substitution.

4. Voting Rights

       (p. 18) Please include a discussion of whether the Company can override a contract owners voting instructions under certain limited circumstances.

5. Policy Charges and Fees

   a. (p. 19) Please add disclosure stating that charges are deducted from and expenses paid out of the assets of the Underlying Funds that are described in the prospectuses for those companies.

   b. (p. 20) The prospectus states that the Company deducts a 1% charge from each Premium
      Payment to help offset the Company's tax liability associated with the Policy's acquisition costs; this charge is called the Deferred Acquisition Cost
(DAC) Tax. From
      the investor's perspective, this charge is an administrative fee and not a tax. Please consider renaming this charge as an administrative charge.

   c. (pp. 20-21) Transfer Fee. The prospectus explains that the option to transfer out of a
      Sub-Account without a transfer fee being imposed must be exercised within 60 days after the effective date of a change in investment strategy. Please note how notice of such a charge will be provided.

   d. (p. 22) Case Exceptions. Please provide further information, supplementally, about the criteria for providing reductions in Premium Loads and other charges. Identify the other charges that can be reduced. Further, explain what is meant by the statement that reductions are guaranteed and what is meant by a "uniform Case basis."

6. Lapse and Lapse Protection

       (p.47) Policy and Rider Lapse Protection. This paragraph includes the term "grace period." This phrase is a defined term listed in the glossary of terms. Please capitalize.

Statement of Additional Information

7. Lincoln Life

   a. (p. 2) Provide the date and form of organization of the registrant and its classification
      (i.e., a separate account and a unit investment trust). See Form N-6,
Item 16(b).
 Scott C. Durocher, Esq.
The Lincoln National Life Insurance Company
May 3, 2019
Page 3 of 4

     b. (p. 2) Please confirm, supplementally, that disclosure is not required in response to Item
        16(c) of Form N-6.

 8. Principal Underwriter

     a. (p. 3) Describe any other payments made to an underwriter or dealer over the last fiscal year. See Form N-6, Item 20(c).

     b. (p. 3) Disclose the commissions paid to dealers as a percentage of premiums. See Form
        N-6, Item 20(d).

 Part C

9.   Power of Attorney

          Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) under the Securities Act, by either specifically referencing the appropriate Securities Act file number or Policy name.



       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

        If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code
20549-8629.

                                                          Sincerely,
 Scott C. Durocher, Esq.
The Lincoln National Life Insurance Company
May 3, 2019
Page 4 of 4

                                              /s/

                                              Alberto H. Zapata
                                              Senior Counsel
                                              Disclosure Review and Accounting
Office




cc:   William Kotapish, Assistant Director
      Sumeera Younis, Branch Chief